Exhibit 99.48

Franco-Nevada

Franco-Nevada to Report Fiscal 2009 Financial Results & Hold Analyst Working Session

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

Toronto, Ontario — February 26, 2010 — Franco-Nevada Corporation (TSX:FNV) (“Franco-Nevada”) is scheduled to release its fiscal 2009 financial results after market close on March 25, 2010. Management is scheduled to host a conference call the following morning at 10:00am Toronto time to review the results. Analysts and interested investors are invited to participate as follows:

•                  March 26th, 2010 Conference Call: Local: 647-427-7450; Toll-Free: 888-231-8191; Title: Franco-Nevada Corporation Fiscal 2009 Financial Results

•                  Conference Call Replay: A recording will be available until April 2, 2010 at the following numbers:

•                  Local: 416-849-0833; Toll-Free: 800-642-1687; Pass code: 59483656

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com

•                  Slides: Presentation slides will be posted at www.franco-nevada.com prior to the call

On May 12, 2010 at 4:00pm Toronto time, Franco-Nevada is scheduled to host its Annual Meeting at the TSX Broadcast Centre in the Exchange Tower, 130 King Street West, Toronto.

Management is scheduled to host an analyst working session on May 13, 2010 at 4:30pm Toronto time to review financial performance and provide further details on the Company’s royalty portfolio. The session is scheduled to be held in Salon 2 on the 19th floor of The Fairmont Royal York Hotel, 100 Front Street West, Toronto. Analysts and interested investors are invited to participate as follows:

•                  May 13th, 2010 Conference Call: Local: 647-427-7450; Toll-Free: 888-231-8191; Title: Franco-Nevada Corporation Analyst Working Session

•                  Conference Call Replay: A recording will be available until May 20, 2010 at the following numbers:

•                  Local: 416-849-0833; Toll-Free: 800-642-1687; Pass code: 59480654

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com

•                  Slides: Presentation slides will be posted at www.franco-nevada.com prior to the call

In addition, please note the following scheduled corporate reporting dates upcoming in 2010:

•                  May 12, 2010 — Q1/2010 Financial Results

•                  August 11, 2010 — Q2/2010 Financial Results

Corporate Summary

Franco-Nevada Corporation (TSX: FNV) is a gold-focused royalty company with additional interests in platinum group metals, oil & gas and other assets. It is the leading gold royalty company as measured by gold revenues, number of gold royalties and Free Cash Flow margins. Its portfolio of high-margin cash flow producing assets is located principally in the United States, Canada and Australia. The Company also holds a pipeline of potential future cash flowing assets that are being developed, permitted or explored.

For more information contact:

Jason O’Connell
Investor Relations
416-306-6300